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                                                                 August 19, 2005


Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

               Re: GP Strategies Corporation Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004 Filed March 17, 2005, April 5, 2005, April 29, 2005, and May 16, 2005,
                    respectively Form 10-Q for the quarter ended March 31, 2005 Filed May 13, 2005 File No. 1-7234

Dear Mr. Spirgel:

As requested in the letter (the "Comment Letter") dated July 29, 2005, from you to Scott N. Greenberg, Chief Executive Officer and Chief Financial Officer of the Company, setting forth the comments of the Staff of the Securities and Exchange Commission (the "Commission") on Forms 10-K and 10-K/A for the fiscal year ended December 31, 2004 filed March 17, 2005, April 5, 2005, April 29, 2005, and May 16, 2005, respectively, and Form 10-Q for the quarter ended March 31, 2005, filed May 13, 2005, the numbers below correspond to the numbers set forth in the Comment Letter.

The information provided below reflects the organizational structure and circumstances that existed through March 31, 2005, but has been changed effective June 30, 2005 as described below. In conjunction with the replacement of Jerome I. Feldman with Scott N. Greenberg as CEO during the second quarter of 2005, there was a change in our Chief Operating Decision Maker (CODM). This change required us to re-evaluate the requirements of SFAS No. 131 and the Company's reportable segments. As a result, effective with the quarterly period ended June 30, 2005, we have changed our reportable segments to include GSE Systems, Process, Energy & Government, and Manufacturing & Business Process Outsourcing. For more information, refer to our June 30, 2005 Form 10-Q filed with the Commission on August 9, 2005. The responses below address the Commission's comments and the Company's reportable segments as of December 31, 2004 and March 31, 2005.

1. We have attached copies of the primary reports which our CODM reviewed for purposes of allocating resources and assessing performance of GP Strategies Corporation ("GP Strategies" or the "Company"). The reports used by our CODM included monthly and quarterly financial statements of the Company's subsidiaries as well as periodic Financial Presentations for the Board of Directors. These presentations include financial results, budget analysis and other operating highlights of the Company. The following reports are attached as exhibits to this letter:



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     a. General Physics Monthly Consolidated Income Statement (Exhibit 1)

     b. GSE Systems Monthly Consolidated Income Statement (Exhibit 2)

     c. GP Strategies Quarterly Consolidating Balance Sheet (Exhibit 3)

     d. GP Strategies Quarterly Consolidating Income Statement (Exhibit 4)

     e. Financial Presentation from the February 24, 2005 Board of Directors Presentation (Exhibit 5)

2. With regard to "discrete financial information" prepared and analyzed by legal entity and by markets served, the following are responses to your request for information in number 2 of the Comment Letter:

     a. We have attached copies of the "discrete financial information" referred to in our letter dated June 20, 2005. The attached reports are prepared or generated on a monthly or quarterly basis (as indicated below) and reviewed by the individuals indicated in item 2b. below. The following reports are attached as exhibits to this letter:

          i. General Physics Consolidated Quarterly Reporting Income Statement (Exhibit 6)

         ii. General Physics Consolidated Quarterly Reporting Balance Sheet (Exhibit 7)

        iii. General Physics Operational Consolidated and Detailed Monthly Income Statements (Exhibit 8)

         iv.  General Physics Monthly Forecasting / Closing Report (Exhibit 9)

          v. GSE Systems Consolidated Quarterly Reporting Income Statement (Exhibit 10)

         vi. GSE Systems Consolidated Quarterly Reporting Balance Sheet (Exhibit 11)

        vii. GSE Systems Operational Consolidated and Detailed Monthly Income Statements (Exhibit 12)

     b. The additional management personnel that used certain applicable financial information to evaluate performance were Scott Greenberg, President and Chief Financial Officer of the Company, Doug Sharp, President of General Physics, John Moran, Chief Executive Officer of GSE, Sharon Esposito-Mayer, Executive Vice President - Finance/Corporate Services of General Physics, Jeff Hough, Senior Vice President and Chief Financial Officer of GSE, and each of the Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, and operations Directors of General Physics and GSE. These individuals were not considered to be part of our CODM for two reasons: (1) not one of these individuals routinely reviewed all of the financial information above, but rather only their respective information; and (2) with the exception of Mr. Greenberg, the other members of management were officers of the operating subsidiaries, General Physics or GSE, and were not authorized to make decisions at the GP Strategies corporate level. In Mr. Greenberg's role as President and Chief Financial Officer of GP Strategies, he did not routinely review all of the information contained in item 2a. above. In general, the discrete financial information reviewed by all of these individuals was used to make day-to-day decisions regarding the operations of the subsidiaries (including similar financial information for NPDC's subsidiaries up to the date of the spin-off) and to evaluate the performance of their direct reports. Performance evaluation and allocation of resources decisions were determined by our CEO and approved by the Company's Board of Directors.

     c. We have attached an organizational chart of our management structure at GP Strategies (Exhibit 13), the registrant and holding company.




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     d. Our letter dated June 20, 2005 stated, "Such information is available to, but historically has not been used by the CODM or Board of Directors to assess the performance of the Company or to make decisions regarding the allocation of resources." This statement meant that the information in item 2a. above existed and was communicated to the CODM by each of the operating subsidiaries' presidents; however, the CODM did not routinely review the reports in item 2a. above, nor was this information the basis for their decisions regarding allocation of Company resources or assessment of performance. Such evaluations were determined at the General Physics and GSE consolidated levels, based upon the information provided in number 1 above.

     e. For reasons discussed in item 2d. above, the discrete financial information referred to in our letter dated June 20, 2005 and included in item 2a. above was not used by our CODM when allocating resources and assessing performance of the Company because the information at the legal entity level, General Physics and GSE, was used for these purposes. GSE is primarily comprised of one business unit and each of the business units within General Physics provide very similar services and consume comparable resources. As such, financial information by General Physics business unit was not useful to the CODM for evaluating the performance of the Company and allocating resources.

In response to the Comment Letter dated July 29, 2005 and with respect to all other SEC filings, the Company acknowledges that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                       Very truly yours,


                                       /s/ Scott N. Greenberg

                                       Scott N. Greenberg
                                       Chief Executive Officer and
                                       Chief Financial Officer




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